SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1 /*/)


                                 Plastinum Corp.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   727606 10 5
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                                 (CUSIP Number)


                                   Jacques Mot
                               c/o Plastinum Corp.
                                  245 Park Ave
                               New York, NY 10167
                                 (212) 792-4030
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 20, 2007
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 727606 10 5

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Jacques Mot
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     PF
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland Nationality
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               7    SOLE VOTING POWER

                    39,572,076
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  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           39,572,076
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,572,076
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.6%
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14   TYPE OF REPORTING PERSON *

     IN
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ITEM 1.   SECURITY AND ISSUER.

      This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock"), of Plastinum Corp. (the "Issuer").

      The address of the Issuer's principal executive office is c/o 245 Park Avenue, New York, NY 10167.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is amended and restated in its entirety to read as follows:

      Pursuant to a Debt Exchange Agreement dated December 7, 2005 among Mr. Mot, the Issuer and its parent, New Generation Holdings, Inc.("NGH"), Mr. Mot was issued a Convertible Promissory Note by NGH in the original principal amount of $753,304 representing outstanding amounts owed to him under his Consulting Agreement with NGH through December 31, 2004. The Convertible Promissory Note bore interest at a rate of 10% per annum, was payable on demand and was convertible at the option of Mr. Mot into shares of NGH's Preferred Stock, or into shares of the Issuer's Preferred Stock, subject to stockholder approval of the "spin off" of the Issuer. The conversion rate under the note was $1.507 per share of Preferred Stock (whether of NGH or the Issuer) and each share of Preferred Stock was convertible into 73 shares of Common Stock subject to adjustment for stock splits, stock dividends or similar transactions.

      The funds used to purchase the Convertible Promissory Note were personal funds of Mr. Mot.

      On July 10 , 2006, the Issuer entered into a Convertible Loan Agreement with Jacques Mot pursuant to which the Issuer borrowed $200,000 from Mr. Mot. The loans are convertible into shares of the Issuer's Common Stock at a conversion price of $0.50 per share (or 400,000 shares). In addition, Mr. Mot received warrants to purchase 400,000 shares of the Issuer's Common Stock. The warrants are exercisable for a period of three years at an exercise price of $0.50 per share. The funds loaned to the Issuer pursuant to the Convertible Loan Agreement were personal funds of Mr. Mot.

      On July 10, 2006, NGH, Mr. Mot, and the Issuer entered into an Election to Convert and Amendment to Debt Exchange Agreement which amended the Debt Exchange Agreement. Pursuant to the, Mr. Mot converted the outstanding principal and accrued interest under the Convertible Promissory Note issued by NGH to Mr. Mot in the approximate outstanding balance of $796,645 into 528,629.58 shares of NGH's Series A Preferred Stock.

      On February 16, 2007, the NGH Series A Preferred Stock automatically converted into 38,672,076 shares of NGH's Common Stock upon the filing of an Amendment to NGH's Certificate of Incorporation increasing the number of authorized shares of the Issuer's Common Stock to 150,000,000 shares.

      On February 20, 2007, upon the effectiveness of the "spin-off" by NGH of the approximately 94% interest in the Issuer which NGH previously owned, each NGH stockholder received one share of Common Stock of the Issuer for each share of NGH Common Stock owned of record as of December 29, 2006, the record date of the spin-off; Mr. Mot owned of record 100,000 shares of NGH Common Stock as of such record date and accordingly received 100,000 shares of Common Stock of the Issuer. At such time, Mr. Mot also received 38,672,076 shares of Common Stock of the Issuer pursuant to the terms of the Election to Convert and Amendment to Debt Exchange Agreement.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is amended and restated in its entirety to read as follows:

      (a) Mr. Mot beneficially owns in the aggregate 39,572,076 shares of Common Stock, of which (i) 38,772,076 shares are owned of record by Mr. Mot, (ii) 400,000 shares are issuable upon conversion of a $200,000 convertible loan made by Mr. Mot to the Issuer on July 10, 2006, and (iii) 400,000 shares are issuable upon exercise by Mr. Mot of immediately exercisable warrants at an exercise price of $0.50 per share. Accordingly, Mr. Mot's shares represent approximately 42.6% of the Issuer's Common Stock. Mr. Mot also owns options to purchase 3,000,000 shares of Common Stock at an exercise price of $.10 per share, of which options to purchase 1,000,000 shares become exercisable on each of July 10, 2007, July 10, 2008 and July 10, 2009.

      (b) Mr. Mot has the sole power to vote all of the shares of Common Stock beneficially owned by him.

      (c) Within the past 60 days, Mr. Mot has not made any transactions in the Common Stock other than the acquisition which is the subject of this filing.

      (d) No person, other than Mr. Mot, has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Mr. Mot.

      (e) Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: March 1, 2007

                                        /s/ Jacques Mot
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                                        Jacques Mot